UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

IMPAC MORTGAGE HOLDINGS, INC.

(Name of issuer)

Common Stock, $0.01 par value

(Title of class of securities)

45254P102

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 45254P102

(1)	Names of reporting persons Richard H. Pickup, an individual
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 572,500 (1)
(6) Shared voting power 245,100 (2)
(7) Sole dispositive power 572,500 (1)
(8) Shared dispositive power 245,100 (2)
(9)	Aggregate amount beneficially owned by each reporting person 817,600 (3)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 10.5% (4)
(12)	Type of reporting person (see instructions) IN

(1)

Consists of 72,500 shares owned by Mr. Pickup and held in an individual retirement account, and 500,000 shares owned directly by RHP Trust, over all of which shares Mr. Pickup exercises sole investment and voting power.

(2)	Consists of 120,00 shares owned directly by Dito Caree LP, and 125,100 shares owned directly by Dito Devcar LP, over all of which shares Mr. Pickup shares investment and voting power.

(3)	Consists of the sum of all shares referenced in footnotes (1) and (2) above.

(4)

The percentages used herein and in the rest of this Amendment No. 1 to Schedule 13G are calculated based upon 7,814,946 shares of the Company’s Common Stock outstanding as of November 10, 2011, as reported in the Company’s quarterly report on Form 10-Q filed on November 14, 2011.

SCHEDULE 13G

CUSIP No. 45254P102

(1)	Names of reporting persons RHP Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 500,000
(6) Shared voting power 0
(7) Sole dispositive power 500,000
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 500,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.4% (1)
(12)	Type of reporting person (see instructions) 00

(1)

The percentages used herein and in the rest of this Amendment No. 1 to Schedule 13G are calculated based upon 7,814,946 shares of the Company’s Common Stock outstanding as of November 10, 2011, as reported in the Company’s quarterly report on Form 10-Q filed on November 14, 2011.

This Amendment No. 1 to Schedule 13G amends the Schedule 13G originally filed by Richard H. Pickup with the Securities and Exchange Commission on February 16, 2011.

Item 1.

(a)	Name of Issuer:

The name of the issuer is Impac Mortgage Holdings, Inc. (the “Company”).

(b)	Address of issuer’s principal executive offices:

The Company’s principal executive offices are located at19500 Jamboree Road, Irvine, California 92612.

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being filed by Richard H. Pickup and RHP Trust (the “Trust”) with respect to the Common Stock, par value $0.01 per share, of the Company. Mr. Pickup is the Trustee of the Trust, and may be deemed to be the beneficial owner of the shares of Common Stock owned by the Trust.

(b)	Address or principal business office or, if none, residence:

The address of the principal business office of Richard H. Pickup is 2321 Alcova Ridge Drive, Las Vegas, Nevada 89135. The address of the principal business office of RHP Trust is 2321 Alcova Ridge Drive, Las Vegas, Nevada 89135.

(c)	Citizenship:

Richard H. Pickup is a U.S. citizen. RHP Trust is a trust organized under the laws of the State of Nevada

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP No.:

45254P102

Item 3.

Not Applicable.

Item 4.	Ownership.

A. Richard H. Pickup

(a)	Amount beneficially owned: 817,600

(b)	Percent of class: 10.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 572,500

(ii)	Shared power to vote or to direct the vote: 245,100

(iii)	Sole power to dispose or to direct the disposition of: 572,500

(iv)	Shared power to dispose or to direct the disposition of: 245,100

B. RHP Trust

(a)	Amount beneficially owned: 500,000

(b)	Percent of class: 6.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 500,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 500,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2012

/s/ Richard H. Pickup
RICHARD H. PICKUP

RHP TRUST

By:	/s/ Richard H. Pickup
Name: Richard H. Pickup
Its: Trustee

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Amendment No. 1 to Schedule 13G with respect to the Common Stock is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Amendment No. 1 to Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. Additionally, the undersigned acknowledge and agree to the inclusion of this Agreement as an Exhibit to this Amendment No. 1 to Schedule 13G. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 15, 2012

/s/ Richard H. Pickup
RICHARD H. PICKUP

RHP TRUST

By:	/s/ Richard H. Pickup
Name: Richard H. Pickup
Its: Trustee